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                               Vestin Group, Inc.
                              2901 El Camino Ave.
                            Las Vegas, Nevada 89102

November 6, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 28, 2003 (Registration No. 333-104109).

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vestin Group, Inc. (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-104109), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the "Commission") on March 28, 2003 (the "Registration Statement").

The Registrant is requesting withdrawal of the Registration Statement as it has been unable to secure a qualified independent underwriter. No preliminary prospectus was distributed, there have been no solicitations of indications of interest, there have been no offers to sell the securities, no securities were sold in connection with the Registration Statement and the Commission has not declared the Registration Statement effective.


Regards,


Vestin Group, Inc.


By: /s/ Lance K. Bradford
   ------------------------
Name: Lance K. Bradford
Title: President